UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 16 2012
Washington, DC

SEC FILE NUMBER
8- 67133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 250
(No. and Street)

Charlotte (City) — North Carolina (State) — 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Boyer — 704-705-1865 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

104 Cranberry Road (Address) — Galax (City) — Virginia (State) — 24333 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Boyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Guardian, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Guardian, LLC

Report on Financial Statements

For the Year Ended December 31, 2011

**(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)**

CAPITAL GUARDIAN, LLC
2011 Annual Report

Table of Contents

Page

Independent Auditor's Report 1

Financial Statements
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplementary Information
1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC 10
2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC 10
3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC 10

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 11-12

Independent Auditor's Report on Internal Accounting Control 13-14

elliott davis

INDEPENDENT AUDITOR'S REPORT

To the Member
Capital Guardian, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10-14 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, PLLC

Galax, Virginia
March 14, 2012

Elliott Davis PLLC, 104 Cranberry Road, P.O. Box 760, Galax, VA 24333
Phone: 276.238.1800 Fax: 276.238.1801 www.elliottdavis.com

CAPITAL GUARDIAN, LLC
Statement of Financial Condition
December 31, 2011

		2011
Assets		
Cash and cash equivalents:		
Interest-bearing deposits	$	151,962
Non-interest bearing deposits		130,052
Accounts receivable		106,000
Deposit with clearing firm		250,000
Other assets		45,000
Total assets	$	683,014
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	42,714
Commissions payable		324,940
Labor payable		13,350
Due to related party		19,009
Long-term liability		15,000
Total liabilities		415,013
Member's Equity		
Contributed capital - 100 units authorized, issued and outstanding		2,453,128
Accumulated deficit		(2,185,127)
Total member's equity		268,001
Total liabilities and member's equity	$	683,014

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Operations
For the year ended December 31, 2011

		2011
Revenues		
Commission income	$	7,983,011
Other		88,938
Total revenues		8,071,949
Expenses		
Employee compensation and benefits		7,319,228
Occupancy and equipment		3,602
Rent		60,114
Broker dealer charges		270,808
Insurance		123,942
Professional fees		114,869
License and registration fees		133,522
Telephone		13,423
Other general and administrative		333,959
Total expenses		8,373,467
Net loss	$	(301,518)

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2011

	Contributed Capital	Retained Deficit	Total Member's Equity
Member's equity, December 31, 2010	$ 2,201,128	$ (1,883,609)	$ 317,519
Net loss	-	(301,518)	(301,518)
Member contributions	282,000	-	282,000
Member distributions	(30,000)	-	(30,000)
Member's equity, December 31, 2011	$ 2,453,128	$ (2,185,127)	$ (268,001)

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Cash Flows
For the year ended December 31, 2011

	2011
Operating Activities	
Net loss	$ (301,518)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	2,747
Net change in operating assets and liabilities:	
Accounts receivable	80,415
Other assets	(45,000)
Accounts payable	(18,459)
Commissions payable	(32,324)
Labor payable	9,850
Due to related party	18,048
Net cash used for operating activities	(286,241)
Financing Activities	
Member contributions	282,000
Member distributions	(30,000)
Net increase in long-term liabilities	15,000
Net cash provided by financing activities	267,000
Net decrease in cash	(19,241)
Cash and cash equivalents, beginning of year	301,255
Cash and cash equivalents, end of year	$ 282,014

The accompanying notes are an integral part of this financial statement

Note 1 – Summary of Significant Accounting Policies and Activities

Business Activity and Regulation

Capital Guardian, LLC (the "Company"), wholly owned subsidiary of Capital Guardian Holding, LLC, is a registered broker/dealer licensed in 24 states serving the eastern United States, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. Securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalent

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Accounts Receivable

The Company believes accounts receivables to be fully collectible; therefore, no allowance for doubtful accounts has been established. Bad debts are recorded using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Office Furniture and Equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. As of December 31, 2011, all furniture and equipment was fully depreciated.

Note 1 – Summary of Significant Accounting Policies and Activities, continued

Income Taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Effective January 1, 2008 the Company adopted codification topic, "Fair Value Measurements" which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This topic requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

This topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

> Recurring basis – the Company's only asset carried at fair value or measured at fair value on a recurring basis is cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value. The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.
>
> Nonrecurring basis – the Company has no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis. The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

Note 2 – Related Party Transactions

The Company pays management fees for payroll processing and investment advisory services to companies related through common ownership, pursuant to a service agreement entered into during 2006. Prior to February 2009, expenses were shared based on a ratio of total client assets under management by both companies. In February 2009, the agreement was modified to share expenses based on time studies for employees and direct expense allocation for specific charges.

For the year ended December 31, 2011, the expenses incurred related to this agreement were $1,294,834. Expenses incurred relating to rent were $60,115, regarding labor were $732,670, and relating to other expenses were $502,049.

Note 3 – Deposit with Clearing Firm

The Company clears certain of its proprietary and customer transactions through its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2011, the Company has $250,000 on deposit with the clearing firm.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2011, the Company's net capital was $212,401, which was $112,401 in excess of its required net capital of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.95 to 1.

Note 5 – Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6 – Sources of Funds for Future Operations

Capital Guardian Holding, LLC, 100% owner of the Company, has in place a $2.5 million credit facility with a third party that matures January 31, 2013 and provides for interest payable at 12% annum. The Company believes this commitment of funding is sufficient for operations for the remainder of 2012. The balance was outstanding on this line as of March 14, 2012.

Note 7 – Subsequent Events

These financial statements have not been updated for subsequent events occurring after March 14, 2012 which is the date these financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

Schedule 1

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

Net Capital

Total member's equity	$ 268,001
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	268,001
Deduct	
Nonallowable assets	
Prepaid asset	45,000
Commissions receivable	10,600
Net capital	$ 212,401

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 112,401

Aggregate Indebtedness

Liabilities from statement of financial condition	
Due to related party	19,009
Commissions payable	324,940
Labor payable	13,350
Accounts payable	42,714
Long-term liability	15,000
	$ 415,013
Aggregate indebtedness to net capital	1.95 to 1

There are no material differences between amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2011.

Schedule 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC
As of December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC
As of December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

elliott davis

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Capital Guardian, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Capital Guardian, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Guardian LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Guardian, LLC's management is responsible for Capital Guardian LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount if of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Galax, Virginia
March 14, 2012

elliott davis

Independent Auditor's Report on Internal Accounting Control

To the Member
Capital Guardian, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Capital Guardian, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Elliott Davis PLLC, 104 Cranberry Road, P.O. Box 760, Galax, VA 24333
Phone: 276.238.1800 Fax: 276.238.1801 www.elliottdavis.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Galax, Virginia
March 14, 2012